SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October, 2006

Commission File Number 0-28860

NET SERVIÇOS DE COMUNICAÇÃO S.A.
(Exact name of registrant as specified in its charter)

Net Communications Services Inc.
(Translation of Registrant's name into English)

Rua Verbo Divino, 1356
04719-002 - São Paulo-SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82-___

NET Serviços de Comunicação S.A.
CNPJ/MF nº 00.108.786/0001-65
NIRE nº 35.300.177.240
Publicly-Held Company
Rua Verbo Divino nº 1.356 – 1º andar , São Paulo-SP

EXTRAORDINARY GENERAL MEETING

CALL NOTICE

The shareholders of NET SERVIÇOS DE COMUNICAÇÃO S.A. are called to meet at the Extraordinary General Meeting, which shall be held on October 30, 2006, at 11:00 am, at the Company’s headquarters, at Rua Verbo Divino, 1356, 1º andar, in the city of São Paulo, State of São Paulo, to resolve on the following AGENDA:

1)
To amend the wording of caput of Article 5 of the Company’s Bylaws to reflect the Company’s capital stock increase from R$3,474,272,185.28 to R$3,548,541,327.17, approved and ratified, respectively, by the meetings of the Board of Directors held on 05/18/2006 and 06/19/2006, which shares were subscribed by the shareholders and paid up by means of the capitalization of the tax benefit held by Empresa Brasileira de Telecomunicações S.A. – Embratel, as concessionary of Globo Comunicação e Participações S.A., resulting from the amortization of the incorporated goodwill, in view of the merger of Globotel Participações S.A., as allowed by the Article 7, paragraph 1, of CVM Instruction #319/99 and pursuant to the provision of the clause 8 of the Merger Protocol of Globotel.

2)
To approve the proposed amendment to the Company’s purpose, to stipulate that the activities of pay-TV signal local distribution, rendering of other telecommunications services, in any other form of any sort of signal distribution, can be carried out directly by the Company.

3)
To approve the Company’s capital stock increase for the acquisition of minority interest in VIVAX S.A. (“VIVAX”), upon the issuance of 1,355,713 common shares, which shall be paid-up in cash, and 23,010,140 preferred shares, which shall be paid-up (i) with shares issued by VIVAX and Brasil TV a Cabo Participações S.A. (“BTVC”) by Horizon Telecom International LLC (“HT1”) and (ii) in cash by the other shareholders of the Company exercising their right of first refusal, which price of issuance shall be ascertained in accordance to the mean average per trading volume, mean trading unit price in the São Paulo Stock Exchange – Bovespa – of the preferred shares issued by the Company along the last five (5) trading sessions prior to this extraordinary general meeting.

The shareholders participating in the Fungible Custody of Registered Shares of the Stock Exchange who wish to participate in this Meeting shall present a statement issued until October 26, 2006, containing their respective share ownership, provided by the custodian body.

São Paulo, October 30, 2006.

Roberto Irineu Marinho – Chairman of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 13, 2006

NET SERVIÇOS DE COMUNICAÇÃO S.A.

By:	/S/ Leonardo Porciúncula Gomes Pereira
Leonardo Porciúncula Gomes Pereira Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.